FINANSTILSYNET

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Adam Steensberg
2.	**Reason for the notification**	
a)	Position/status	EVP, Chief Medical and Development Officer in Zealand Pharma A/S
b)	Initial notification/Amendment	Initial notification
3.	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Zealand Pharma A/S, CVR-no. 20045078
b)	LEI[1]	549300ITBB1ULBL4CZ12
4.	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Warrants DK0060257814
b)	Nature of the transaction	Exercise of warrants
c)	Price(s) and volume(s)	**Price(s)**: DKK 142,45 / **Volume(s)**: 40.000
d)	Aggregated information - Aggregated volume - Price	DKK 5.698.000
e)	Date of the transaction	25 May 2020
f)	Place of the transaction	Outside market place